

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 28, 2016

Via E-Mail
Fabian T. Garcia
Chief Executive Officer
Revlon Consumer Products Corporation
One New York Plaza
New York, New York 10004

> **Re:** **Revlon Consumer Products Corporation**
> **Registration Statement on Form S-4**
> **Filed October 20, 2016**
> **File No. 333-214186**

Dear Mr. Garcia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
       Lawrence G. Wee, Esq.